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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  ------------
                                  SCHEDULE 13D


                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)



                            Jaguar Investments, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                   470091 10 9
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                                 (CUSIP Number)

                                Carla Meyer Lois
                                 245 Park Avenue
                            New York, New York 10167
                                  212-692-1958
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 13, 2000
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box. / /

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

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Schedule 13D                      Forms
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CUSIP No. 470091 10 9                13D                 Page  2   of  6  Pages
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1        NAMES OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Ian Rice
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)
                                                                      (b)
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3        SEC USE ONLY
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4        SOURCE OF FUNDS*

         (see Item 3 below)
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Australia
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NUMBER OF SHARES    7       SOLE VOTING POWER

                            10,000,000
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BENEFICIALLY        8       SHARED VOTING POWER
  OWNED BY
                            0
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   EACH             9       SOLE DISPOSITIVE POWER
 REPORTING
                            10,000,000
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PERSON WITH        10       SHARED DISPOSITIVE POWER

                            0
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               10,000,000
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         88%
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14       TYPE OF REPORTING PERSON*

         IN
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                                                                     Page 3 of 6

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of Jaguar Investments, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 1037 East 3300 South, Suite 203, Salt Lake City, Utah 84106.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      This statement is filed by Ian Rice ("Reporting Person").

         (b) The business address of Reporting Person is Suite 305, Collier House, 163/169 Brompton Road, London, England SW3 1PY .

         (c) The present principal occupation of Reporting Person is Chairman and Chief Executive Officer of Ikon Ventures, Inc.

         (d) During the last five years, Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Reporting Person is a citizen of Australia.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER
         CONSIDERATIONS.

         The source of funds for the acquisition of the Common Stock by Reporting Person was personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         Reporting Person owns the Common Stock for investment purposes only. The Reporting Person does not have any plan or proposal that relates to or would result in:

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                                                                     Page 4 of 6

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12 (g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, based upon a total of 11,310,000 shares of Common Stock outstanding as reported on the Company's most recently filed 10-QSB for the quarter ended September 30, 2000, and giving effect to the issuance of the Common Stock to Reporting Person, he may be deemed to be the beneficial owner of an aggregate of 10,000,000 shares of Common Stock, representing approximately 88% of the issued and outstanding Common Stock.

         (b) Reporting Person has the sole power to vote or dispose with respect to all of the shares of Common Stock that he holds directly.

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         (c) On December 13, 2000, the Company issued 10,000,000 shares of
Common Stock to Reporting Person for an aggregate consideration of $10,000.

         (d) Not applicable.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.


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Schedule 13D                          Forms
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                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:       December 14, 2000


                                                     /s/  Ian Rice
                                                     ---------------------------
                                                     Ian Rice

                                       6